UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell accelerates strategy to deliver more value with less emissions

March 25, 2025 – Shell (LON/NYSE: SHEL, AMST: SHELL) will today present to investors at its Capital Markets Day 2025 the next steps in the execution of its strategy. Shell is strengthening its commitment to value creation and maintaining its focus on performance, discipline and simplification.

 “We have made significant progress against all of the targets we set out at our Capital Markets Day in 2023. Thanks to the outstanding efforts of our people, we are transforming Shell to become simpler, more resilient and more competitive,’’ said CEO Wael Sawan. ‘‘We want to become the world’s leading integrated gas and LNG business and the most customer-focused energy marketer and trader, while sustaining a material level of liquids production. Today we are raising the bar across our key financial targets, investing where we have competitive strengths and delivering more for our shareholders.’’

Today Shell announces that it will:

•	Enhance shareholder distributions from 30-40% to 40-50% of cash flow from operations (CFFO) through the cycle[1], continuing to prioritise share buybacks2, while maintaining a 4% per annum progressive dividend policy.
•	Increase the structural cost reduction target from $2-3 billion by the end of 2025 to a cumulative $5-7 billion by the end of 2028, compared to 2022[1].
•	Invest for growth while maintaining capital discipline, with spend lowered to $20-22 billion per year for 2025-2028[1].
•	Grow free cash flow[3] (FCF) per share by more than 10% per year through to 2030[1].

Maintain the climate targets and ambition set out in Shell’s Energy Transition Strategy 2024.

To deliver more value with less emissions Shell will:

•	Reinforce our leadership position in liquefied natural gas (LNG) by growing sales by 4-5% per year through to 2030.
•	Grow top line production across our combined Upstream and Integrated Gas business by 1% per year to 2030, sustaining our 1.4 million barrels per day of liquids production to 2030 with increasingly lower carbon intensity.
•	Drive cash flow resilience and higher returns in our Downstream and Renewables & Energy Solutions businesses:
◦	Pursue focused growth in our high-return Mobility and Lubricants businesses.
◦	Leverage competitive strengths to drive profitable and scalable businesses across our lower carbon platforms, where we expect to have up to 10% of capital employed by 2030.
◦	Unlock more value from our strong portfolio of Chemicals assets by exploring strategic and partnership opportunities in the US, and both high-grading and selective closures in Europe, enabling the business to prosper whilst improving returns and reducing capital employed by 2030.

Shell will continue to deliver more value with less emissions, growing in areas where we have competitive strengths, and providing a compelling investment case for our shareholders, now, and into the future.

Notes to editors:

•	Shell’s Energy Transition Strategy 2024 can be found here https://www.shell.com/sustainability/our-climate-target/shell-energy-transition-strategy.html
•	Shell’s 2024 Annual report and Accounts, which includes progress against our targets, can be found here https://www.shell.com/investors/results-and-reporting/annual-report
•	For more information and access to the webcast of Shell’s Capital Markets Day 2025 presentation starting at 13:00 GMT (09:00 EDT, 14:00 CET) visit the investor page of our website www.shell.com/cmd25
•	Shell’s lower carbon platforms include low carbon fuels, carbon capture and storage and hydrogen as well as power which includes renewable and gas fired power generation.

1 Non-GAAP measure, for reconciliations see www.shell.com/cmd25 this includes the definition of cash capex which in 2024 was $21 billion compared to a range of $22-25 billion per year as announced at CMD23.

2 Subject to Board approval as well as shareholder approval at the 2025 Annual General Meeting.

3 Price normalised organic free cashflow, excluding working capital and derivative movements.

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”, “aspiration”, ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2024 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, March 25, 2025. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Also, in this announcement we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

This announcement may contain certain forward-looking non-GAAP measures such as adjusted earnings and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements. See the document named “Comparable GAAP measures and non-GAAP measures reconciliation” available on our Capital Markets Day 2025 page on shell.com for presentation of the most comparable GAAP measures, definitions and further details of historic non-GAAP measures and other metrics used throughout this announcement.

The information presented in this announcement do not reflect IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), which will be effective from reporting periods beginning on or after January 1, 2027. IFRS 18 will have no impact on recognition and measurement. From Shell's initial impact assessment, it has concluded that the impact will be limited to disclosure and presentation in the Consolidated Financial Statements. The primary change will be that the share of profit from joint ventures and associates will be classified in the Consolidated Statement of Income under the investing category (income generated by the investment) instead of the operating category. As a result of this change, the dividends received from joint ventures and associates will be reclassified in the Consolidated Statement of Cash Flows from cash flow from operating activities to cash flow from investing activities.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

Contacts:

- Sean Ashley, Company Secretary

- Media: International +44 (0) 207 934 5550; Americas: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 25, 2025	/s/ SEAN ASHLEY
Sean Ashley
Company Secretary